

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-mail
Benjamin G. Wolff
Chief Executive Officer and President
Pendrell Corporation
2300 Carillon Point
Kirkland, WA 98033

    Re: Pendrell Corporation
           Form 10-K for the fiscal year ended December 31, 2012
           Filed March 8, 2013
           File No. 001-33008

Dear Mr. Wolff:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Stephen Krikorian

                                  Stephen Krikorian
                                  Accounting Branch Chief